

ANNUAL REPORT 2002

RHI

Robert Half International Inc.

Worldwide Leader in Specialized Staffing Services Since 1948

RHI Profile

Specialized Staffing Services

Founded in 1948, Robert Half International Inc. (RHI) pioneered the concept of professional staffing services and was the first to specialize in the placement of accounting, finance and information technology professionals. RHI is traded on the New York Stock Exchange (symbol: RHI) and is a member of the widely tracked S&P 500 index. The company operates seven professional staffing divisions, including: Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for temporary, full-time and project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled temporary administrative support; Robert Half® Technology, for information technology professionals; The Affiliates®, for temporary, project and full-time staffing of attorneys, paralegals and legal support personnel; and The Creative Group®, for creative, advertising, marketing and web design professionals.

RHI is the recognized leader in professional-level staffing. Companies depend on us for highly skilled talent, and candidates turn to us for the most rewarding project and full-time employment opportunities. The range of positions in which we specialize includes:

- ACCOUNTING AND FINANCE — Bookkeeper to cost accountant to chief financial officer
- ADMINISTRATIVE SUPPORT — Administrative coordinator to office manager to executive assistant
- INFORMATION TECHNOLOGY (IT) — Network administrator to IT security specialist to chief technology officer
- LEGAL — Litigation support specialist to paralegal to project attorney
- CREATIVE — Graphic artist to art director to website designer and animator

Internal Audit and Risk Consulting

In 2002, RHI introduced Protiviti℠, a wholly owned subsidiary providing truly independent internal audit and business and technology risk consulting services. Protiviti has operations in 30 major U.S. markets as well as locations in London, Paris, Tokyo and Singapore, creating one of the world's leading firms specializing in advising corporations on internal audit and business risk management.

Protiviti offers businesses the following services:

- INTERNAL AUDIT — Full internal audit outsourcing, cosourcing and quality assurance reviews
- BUSINESS RISK CONSULTING — Credit risk management, financial commodity risk, treasury management, revenue management, contract management, fraud investigation, environmental risk management and assurance, and legal and regulatory risk management
- TECHNOLOGY RISK CONSULTING — Information technology security, privacy and operations risk management, business systems controls, business continuity and disaster recovery, information systems testing, IT asset management, and other services

Five Years of Selected Financial Data

Years Ended December 31, (in thousands, except per share amounts)	2002	2001	2000	1999	1998
For the Year:					
Net service revenues	$ 1,904,951	$ 2,452,850	$ 2,699,319	$ 2,081,321	$ 1,793,041
Net income	$ 2,168	$ 121,107	$ 186,103	$ 141,441	$ 131,580
Diluted Net Income Per Share:	$ .01	$ .67	$ 1.00	$ .77	$ .69
Diluted Shares:	177,791	181,489	186,068	184,589	189,643
At Year End:					
Total assets	$ 935,671	$ 994,162	$ 971,029	$ 777,188	$ 703,719
Debt financing	$ 2,480	$ 2,682	$ 3,764	$ 3,495	$ 4,712
Stockholders' equity	$ 744,966	$ 805,696	$ 718,539	$ 576,103	$ 522,470

All shares and per share amounts have been restated to retroactively reflect the two-for-one stock split effected in the form of a stock dividend in June 2000.



To Our Stockholders



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer



M. Keith Waddell
Vice Chairman and
Chief Financial Officer

The events of 2002 will go on record as unprecedented in recent memory for businesses. Few could have imagined a year ago that the current economic slowdown in the United States would be entering its 23rd month. Similarly, it would have been hard to predict that we would run into one of the longest employment contractions since World War II. Weak labor markets clearly impacted our industry. In fact, by some measures, this is the longest, most severe downturn ever for the U.S. staffing industry. Our company was not immune to the effects of the volatile economy. Demand for our services was uneven throughout 2002 and, as a result, our revenues and net income declined for the second consecutive year.

Despite the challenges, we believe that we made good progress last year. We maintained our strong local networks, retained key people and developed new talent, and actually gained share in many markets as smaller competitors suffered disproportionately in the harsh downturn. We also introduced an important new subsidiary called Protiviti. This unit provides internal audit services as well as business and technology risk consulting to companies on a truly independent basis. Demand for Protiviti's services has accelerated in recent months as companies hasten to comply with the requirements outlined in the Sarbanes-Oxley Act of 2002 and the new regulations emanating from the stock exchanges and the U.S. Securities and Exchange Commission. There clearly has been more focus on corporate governance, internal audit and other business risk issues in the aftermath of widely publicized corporate scandals that surfaced in recent years. Protiviti puts us in an excellent position to capitalize on this fast-growing market opportunity.

RHI is well situated to rebound strongly from the current economic slowdown, just as it has done following the prior nine recessions in our company's history. In many ways, we believe the business is better positioned than ever. Our worldwide office network is bigger and stronger, our headquarters and field staff management teams are more seasoned, our

The Year in Review:

- Revenues were $1.9 billion in 2002, a decline of 22 percent from the prior year.
- Net income was $2.2 million after Protiviti start-up losses, compared with $121.1 million in 2001.
- Earnings per share were $.01, after taking into account the negative $.14 per share impact for Protiviti. We anticipated these start-up losses and remain confident the investment will provide solid long-term returns for our stockholders.
- Cash generated from operating activities was $166 million for the year, attributable primarily to disciplined working capital management, depreciation related to recent years' technology investments and other noncash charges.
- Over the past five years, RHI has generated more than $1 billion in cash from operating activities. Capital expenditures during this time were less than $330 million.
- While returns last year were disappointing, for the 10 years ended December 31, 2002, RHI ranked in the top 1.5 percent of all NYSE firms trading during this period based on total return. The company was also in the top 2.5 percent of the S&P 500 based on total return over this same period, underscoring our performance over the long term. (Source: Media General Financial Services)
- In April 2002 *BusinessWeek* recognized RHI as one of 12 companies with the most attractive balance sheets among the 7,000 firms analyzed for the article.
- *BusinessWeek* featured RHI in a September 2002 cover story as one of several companies with a history of ethics and integrity in business.

technology platforms are leading edge, and our brands have never been more powerful. We generated very strong cash flow in 2002 despite the unfavorable business climate, and we are in excellent financial condition with virtually no debt. As a business services firm, we have no inventories and few fixed assets. We have long recognized that our most valuable assets are our people, and we believe we have attracted and retained the most talented professionals in the industry.



Business Overview

The staffing industry was among the hardest hit by the protracted economic slowdown in 2002. Businesses hired judiciously as the uncertainty persisted throughout the year. That cautious hiring pattern was especially evident at small and midsize companies, which make up much of RHI's client base. One measure of business optimism is the National Federation of Independent Business' Small Business Optimism Index. Early last year, the Index showed signs of an imminent economic recovery. As it turned out, the signals were premature and the Index eroded as the year progressed. It was a similar story with the national unemployment and job growth figures. Neither of those measures of the employment market provided any indication of a possible job market recovery.

The effects of weakened labor markets were felt in each of our specialized operating divisions. Combined revenues of our temporary staffing divisions were $1.8 billion, down 22 percent from the corresponding total a year earlier. All of our major staffing divisions experienced annual revenue declines. Accountemps, our largest unit, produced revenues of $840.1 million in 2002, down 23 percent from the prior year. The quarterly decline in year-over-year comparisons of average revenue per day in this unit moderated as the year progressed. OfficeTeam, our high-end administrative staffing business, had billings of $488.7 million, which slipped 19 percent from a year earlier. It was a similar situation with Robert Half Technology. That division's $220.7 million in revenues fell 29 percent from the prior year's total. Robert Half Management Resources, which provides senior-level accounting and finance professionals on a project basis, saw billings fall 19 percent to $213.7 million. Our Robert Half Finance & Accounting permanent placement division historically has shown greater sensitivity to swings in the economy. Companies often put their full-time hiring plans on hold during recessionary periods and that is what happened last year. Billings from this division declined 47 percent to $100 million.

We were mildly encouraged by certain operating results that appeared in RHI's fourth quarter. Specifically, OfficeTeam saw an average daily revenue increase of 7 percent over the preceding quarter. This was the division's third consecutive quarter of moderate sequential revenue growth. In the past, the staffing industry has shown a clear segmental pattern of recovery from economic weakness. The manufacturing and light-industrial segments have been the first to enter a recession and also the first to recover, followed by administrative staffing and, ultimately, the higher skilled professional positions. It is too soon to be conclusive, but we view OfficeTeam's sequential revenue growth as a positive indicator for our other lines of business.

A few years back we began to step up the pace of development of our business outside of the United States. Those efforts continued last year with a greater presence in Belgium, the United Kingdom, The Netherlands, Germany and France. We began operating in Australia and New Zealand in 1998. Last year we strengthened our position in both of these countries. RHI's staffing divisions now have 56 locations in 10 countries outside of the United States. International revenues contributed 17 percent of the total in 2002, up from 11 percent just two years ago. We are optimistic about the prospects for professional staffing in overseas markets.

We made strides in numerous areas of the business last year. We improved operational efficiencies by streamlining internal processes, including the initial rollout of our proprietary front-office system. We also implemented a customized PeopleSoft Enterprise Service Automation (ESA) solution, primarily for Protiviti but with other applications as well. We are pleased with our investment in both of these systems. They have successfully automated many administrative processes and enhanced productivity for our internal staff.

We also expanded into a state-of-the-art field service center in the Midwest that, together with our existing center in California, will help to support future growth. In addition, we strengthened our quality assurance program to further guarantee exceptional service.

Financial Integrity

The strength of a firm's financial position and the integrity of its financial statements have never been more vital. The investment community, the public and the media understandably have been skeptical in the wake of high-profile corporate collapses and recent accounting scandals. We are proud of our fortress-like financial position. We ended the year with cash and equivalents of $317 million and virtually no debt. That liquidity, along with our ability to generate large amounts of cash in both good and bad economic times, has imparted to us a significant degree of financial flexibility.

To date, our preferred use of cash has been to repurchase our own shares, which underscores our confidence in the business over the long term. Stock repurchases provide benefits to earnings per share as the share count is reduced and help to offset the dilutive effects of issuing stock options. Offering equity incentives has enabled us to attract and retain the industry's most professional employees. To better evaluate the impact of our stock option programs, we urge you to review Note K accompanying the financial statements in this report.

Last October the Board of Directors once again authorized the repurchase of shares. This time the authorization covered up to an additional 10 million shares of RHI common stock. All told, during 2002 we purchased a total of 6.9 million of our own shares. There are 11.1 million shares remaining under our share repurchase authorization. We expect to continue to buy back shares as appropriate in the coming year.

Cash and equivalents also are available for funding organic growth in new or existing services and for acquisitions. We have done some of both over the years, but our clear preference is to grow from within. That does not mean we will not look at acquisition opportunities; each year we evaluate many prospects. Our main criteria are that potential acquisitions possess an outstanding reputation, a quality focus, and a history of providing excellent service to both clients and job candidates. It absolutely is imperative that we see a clear opportunity to combine our specialized, professional business approach and infrastructure with those of our prospective partner to provide superior service to clients and candidates. It makes no sense to us to pursue acquisitions simply for the sake of reporting short-term increases in revenues and earnings. Throughout the 1980s and 1990s, a number of companies in our industry relied unsuccessfully on acquisitions alone to provide growth. We firmly believe that, over the long term, RHI's stockholders are best served if we rely primarily on our ability to generate increased revenues and profits through internal expansion.



While on the topic of financial integrity, we believe you will find RHI's financial statements to be simple, straightforward and conservative. There are at least two reasons we have avoided using exotic financing vehicles like synthetic leases, off-balance-sheet special purpose entities, or other complex financial structures. One reason is that we simply have no need to employ such devices. For many years, the business has not required external financing. More fundamentally, we believe in operating the business in a simple, straightforward manner. There have been no activities that required pro forma accounting, restatements or special charges to improve the appearance of reported earnings. Our new outside auditing firm, PricewaterhouseCoopers LLP, recently completed its audit with no adjustments to prior results.

We encourage you to read "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 25 of this report. It should provide you with a better understanding of our critical accounting policies, financial position and operating results.

Protiviti

The Protiviti name is new to the market but the individuals behind it are not. In May 2002, we hired approximately 700 experienced professionals, including former employees and partners from Arthur Andersen LLP's U.S. internal audit and risk consulting practices. We have subsequently added professional employees and partners from the remaining Big Four accounting firms. The people we hired were in practices that were separate from Andersen's external audit and attestation services. None were involved with activities related to last year's widely publicized Enron litigation.

Protiviti provides us with an opportunity to enter a market we've had our eyes on for a long time. What is unique about the new initiative is that we began with a collection of professionals deeply experienced in providing internal audit and risk consulting services to leading companies worldwide. Protiviti began operations in May 2002 with 25 locations in major U.S. markets. By February 2003, the new subsidiary had increased the number of U.S. locations and established a presence in Paris, London, Tokyo and Singapore to better serve its global clients.

The business potential for Protiviti became strikingly apparent last year as the corporate accounting scandals underscored the need for auditor independence and increased corporate governance. Against that background, the unit has secured a sizable number of new engagements and has seen a substantial increase in proposal activity in recent months.

One of our challenges with a new entity like Protiviti is to quickly establish its name as a recognizable brand. That's not an easy job, but we are pleased with the progress we made in the first few months of its existence. Last summer we embarked on an extensive promotional campaign. It included full-page advertisements in *The Wall Street Journal*, sponsorship of the television program The NewsHour with Jim Lehrer, and media coverage in major newspapers and journals throughout the country. The name Protiviti represents professionalism, integrity and independence. We made solid progress in conveying that message in 2002.

A Reputation for Excellence

It has been our longstanding belief that a specialized staffing services company is only as good as its reputation with clients and job candidates. Our focus at RHI is on providing unparalleled service. Our business is at once simple and complex: We aim to find the best talent in the industry for our clients, while offering the best employment opportunities to our job candidates.

Our reputation provides us with an important advantage in attracting the very best temporary and consulting professionals. We offer them competitive compensation, tuition reimbursement and bonus pay. Highly skilled candidates value the opportunity to advance their skills. To that end, we offer registered temporary and project professionals access to more than 2,000 online training courses through our partnership with SkillSoft, a premier e-learning provider. During 2002 we successfully delivered more than 100,000 e-learning training courses to our candidates as part of our agreement with SkillSoft. This effort underscores RHI's decade-long commitment to providing skills enhancement opportunities to our candidates.

We also offer educational resources for our clients. Our professional education program gives business professionals free access to Continuing Professional Education (CPE) workshops in accounting and finance as well as Continuing Legal Education (CLE) courses. This program allows us to serve as an informational resource to clients and the larger business community and has resulted in new business and increased brand awareness for our divisions. RHI was the first major company in the staffing industry to become a certified provider of CPE and CLE credit.



Through Protiviti, we introduced KnowledgeLeader (www.knowledgeleader.com), an online service providing subscribers with access to best practices data, internal audit work programs, white papers and business templates as well as commercial research and analysis for internal audit and technology professionals. It has a growing base of more than 1,000 paid subscribers, many of whom are employed by Fortune 1000 firms. Like our professional education program, KnowledgeLeader gives current and prospective clients access to value-added informational tools. We believe it reinforces our role as an authoritative resource and extends our ability to provide excellent service.

The Industry's Best Talent

To retain the industry's brightest staffing and recruiting talent, we offer very competitive compensation and performance-based incentives, equity incentives for key employees, and career development and advancement opportunities. Our offices worldwide are staffed by experienced professionals who are highly skilled at locating qualified candidates for our clients' temporary, project and full-time staffing needs.

To help them enhance their skills, RHI employees have access to our SkillSoft e-learning courses as well as RHI University, our professional development program that combines classroom and web-based instruction. Employees at all levels participate in programs designed to build leadership, management, technical and communication skills. We believe RHI has one of the most comprehensive and advanced professional development programs in our industry, and we are proud of our commitment to ongoing learning.

In addition to training, we support our branch offices through strategic marketing and public relations activities. These include national print and broadcast advertising; targeted direct mail and e-marketing campaigns; informational resources, including salary guides in each of our areas of specialization; and articles in industry, trade and business publications.

We also maintain exclusive business alliances with the most respected professional associations in our lines of business. Through these alliances we are able to support the efforts of our field professionals and continually strengthen our brand recognition in the industries we serve. These longstanding relationships have been invaluable in reinforcing RHI's leadership position in our vertical markets.

Looking Ahead

Despite a difficult year, we believe the long-term outlook is bright for our company and our industry. More and more businesses recognize the cost efficiencies of using qualified temporary professionals and, as the economy improves, employers increasingly will seek interim help to meet growing work demands. Prior to the current recession, the average number of temporary and contract workers in the U.S. workforce on a daily basis reached a peak of 3.5 million. Even with the downturn, average daily employment of temporary workers was 2.2 million in the third quarter of 2002, still more than double the daily average in 1990.

The staffing industry, when measured as a percentage of the total workforce, is less developed in the U.S. than in many European countries, which have long realized the value of highly skilled temporary and contract professionals. Furthermore, the professional segments of our industry, in which RHI is the recognized leader, are less developed than the staffing industry as a whole. This presents an opportunity for future growth as employers use qualified project professionals for positions that do not require a full-time employee.

The size of the market for our professional services is considerable. We estimate that RHI's specialized staffing divisions work with less than 10 percent of our eligible U.S. prospect companies. We intend to do all that we can to increase our business with these existing clients and, equally important, establish business relationships with the remaining 90 percent of potential clients.

We also have an excellent opportunity to grow international operations. Over the past six years, revenues from international operations have increased four-fold, and we see tremendous potential. We have the opportunity to introduce RHI divisions currently operating only in North America to our locations in Europe, Australia and New Zealand. In addition, there are numerous countries where we have yet to introduce even one of our professional service lines.

In Protiviti, we see growth opportunities in the areas of internal audit and technology risk consulting, particularly given today's heightened need for sound corporate governance and internal controls policies as well as compliance with the Sarbanes-Oxley Act. Protiviti has been well received in the marketplace, and our highly professional, deeply experienced team has competed successfully with the Big Four accounting firms in winning new engagements.



Your company is well positioned to rebound strongly from the downturn. Our experienced management team in each of our business units has been instrumental in navigating the recession and, in the process, laying the groundwork for expansion once conditions improve. We remain in excellent financial condition with a well-established network of offices, proven brand equity and advanced technology platforms. Success in professional services requires credibility and experience, which we have earned with clients throughout our 55 years of operation.

We want to acknowledge the dedicated professionals in all of our business units worldwide for their resilience and for distinguishing themselves in a competitive marketplace. We also want to express our gratitude to our field management team for their fortitude and adept leadership during a very challenging year.

And, finally, we would like to thank the members of RHI's Board of Directors for their strategic counsel and you, our stockholders, for your continued support.

Respectfully submitted,

Harold M. Messmer, Jr.
Chairman and Chief Executive Officer
February 22, 2003

M. Keith Waddell
Vice Chairman and Chief Financial Officer
February 22, 2003

RHI's Commitment to Corporate Philanthropy

The cornerstone of Robert Half International's success is people: our clients and candidates, internal employees, and the communities in which we do business. Through the years, we've pursued various opportunities to provide financial and volunteer support to local, national and international nonprofit organizations. Following the events of September 11, 2001, our employees rallied in support of the American Red Cross Liberty Fund. They contributed on their own and encouraged their clients and candidates to also give to our $1 million-match fundraising campaign, which ultimately raised $6.1 million for the Fund. This effort was illustrative of the heart and spirit of our employees worldwide who recognize that being a good businessperson begins with being a good person.

Focusing on Education

Building a successful career starts with education, and RHI is committed to supporting programs and organizations that focus on the personal and educational enrichment of young people. Since 1997, we have partnered with Boys & Girls Clubs of America and have been proud supporters of their annual conference and professional development programs.

In addition to our national endeavors, our professionals commit their time to local educational organizations, including elementary and high school programs. For the past three years, our offices in Pleasanton, Calif., have sponsored the Pleasanton Partnerships in Education Foundation's Excellence in Education awards, which recognize the outstanding contributions of teachers and school employees in the area. In addition, the offices have participated in Principal-for-a-Day events and annual career days.

Through contributions to various scholarship programs, we also support those who have demonstrated a commitment to their academic and professional careers. RHI provides grants for high school, university and graduate students through our work with the American Institute of Certified Public Accountants, the National Association of Black Accountants, the United Negro College Fund, the Hispanic Scholarship Fund, the National Association for the Advancement of Colored People and National Hispanic University. We also proudly support a scholarship at the New York University Leonard N. Stern School of Business in the name of RHI's founder, the late Robert Half. Mr. Half was an alumnus of NYU.

Supporting Our Communities

We are particularly proud of our hands-on participation in community events. Last year, we piloted a program in four West Coast metropolitan areas – the San Francisco Bay Area, Portland, San Diego and Seattle – to benefit Dress for Success, A Miner Miracle and Career Closet. These organizations help economically disadvantaged women and men by providing interview-appropriate attire and job preparedness services. During the weeklong program, approximately 500 business suits and nearly 1,200 other clothing items were collected from clients, candidates and our own employees. In 2003, we will implement the program companywide to benefit similar organizations in cities across North America and abroad.

Our involvement also extends to the health of our communities. In addition to our support of the American Cancer Society and the Canadian Cancer Society, RHI employees take part in myriad fundraisers to benefit health- and community-based organizations. For more than a decade we have participated in the National Multiple Sclerosis Society's annual Waves to Wine bike ride in Santa Rosa, Calif. In 2002, the company's team (the Easy RHIders) was the largest, with 85 participants and volunteers. RHI was also honored for the sixth time as a top fundraiser for the event.

Building for the Future

Our commitment to these organizations will continue as we explore other opportunities to give back to the communities we serve. In 2003, we look forward to a relationship with Junior Achievement, the national giving partner for our subsidiary, Protiviti. The company will sponsor two modules of Junior Achievement's newly established OnPoint Economics program, which includes discussion topics and activities for high school students throughout the United States.

We are proud of our service to our communities and enthusiastically support these excellent programs, which allow all of us to be stakeholders in the business of helping people.







Our industry leadership position and unparalleled reputation are based on providing clients with the most experienced temporary professionals and offering outstanding service.

Accountemps

Specialized Financial Staffing

Never before have accounting and finance professionals been considered such key contributors to a company's immediate success and its long-term reputation. Accelerated filing deadlines, demanding reporting requirements and general economic uncertainty have yielded increased workloads that must be managed with limited staffing resources. As a result, businesses are turning to temporary financial professionals who possess the necessary knowledge and experience to hit the ground running on a variety of projects.

Firms around the world trust Accountemps to locate qualified accounting, finance and bookkeeping staff. Our industry leadership position and unparalleled reputation are based on providing clients with the most experienced temporary professionals and offering outstanding service.

Our confidence in the skills of our specialized temporary professionals and the expertise of our staffing managers is underscored by a liberal satisfaction guarantee with each placement we make. Our staffing professionals typically have industry backgrounds and, as a result, understand the specific needs of accounting departments. They provide individuals with the right skill sets to complete assignments cost effectively, under deadline and with minimal supervision. Our clients also turn to us as a reliable source of information on compensation and workplace issues.

Temporary employees who work for Accountemps receive rewarding assignments, competitive benefits and opportunities for professional development. To ensure the software proficiency of our candidates, we've developed skills tests with the world's leading financial software publishers, including Microsoft, Computer Associates, Intuit, Lotus and Peachtree. Our temporaries also enjoy free access to various e-learning programs, all of which qualify for continuing professional education credit.

To assist job seekers, we provide interactive job search services featuring online registration and postings of available positions in their area. Many qualified candidates also are registered with our Robert Half Finance & Accounting division for full-time employment opportunities.

Over the years, we've expanded our pool of highly skilled talent through referrals and active networking in our professional disciplines. Advanced, web-based candidate sourcing tools and traffic-generating partnerships with major job boards and industry sites also have contributed to our sizable base of qualified temporary professionals.

To maintain and build upon our extensive networks in the business community, Accountemps has established a number of national alliances, endorsements and agreements. These relationships give our staffing managers a significant advantage in serving the needs of both clients and candidates. Some of the respected professional organizations with which we have alliances include the American Institute of Certified Public Accountants, the American Payroll Association, the American Society of Women Accountants, the National Association of Credit Management, the Credit Institute of Canada, the Institute of Management Accountants and the National Society of Accountants.

Our worldwide network and dedication to quality service have reinforced our leadership position in the accounting and finance fields, providing a decided edge in attracting educated professionals to help meet our clients' financial staffing needs.

For more information about Accountemps, please visit our website at www.accountemps.com.





Since 1948, firms of all sizes and in a variety of industries have recognized Robert Half Finance & Accounting as the pioneer in specialized financial recruitment.

Robert Half Finance & Accounting

Specialized Financial Recruitment

An uncertain economy has prompted businesses to hire judiciously. But while higher unemployment levels mean more available talent, locating the right person consumes valuable internal resources. Most busy managers cannot expend the time necessary to sort through numerous resumes when key, day-to-day priorities compete for their attention. As a result, companies seeking qualified accountants continue to benefit from working with experienced recruiting professionals.

Since 1948, firms of all sizes and in a variety of industries have recognized Robert Half Finance & Accounting as the pioneer in specialized financial recruitment. Our clients rely on our unrivaled expertise in matching highly skilled candidates to the unique requirements of each position.

Robert Half Finance & Accounting's reputation for quality service and professionalism is based on 55 years of experience and extensive contacts within the financial and business communities we serve. We maintain long-standing alliances with the industry's premier professional associations, including the American Institute of Certified Public Accountants, The Institute of Internal Auditors and the Institute of Management Accountants.

We provide registered candidates with state-of-the-art online search capabilities that allow them to clearly define their job search parameters. This, in turn, assists our recruiting managers in identifying the most qualified candidates for a given position.

As part of our dedication to quality, Robert Half Finance & Accounting also offers our registered candidates access to our complimentary professional education program. Courses are available online and in person, affording professionals a convenient way to meet their ongoing learning requirements. Of course, our commitment doesn't end once we've placed someone. Through our Robert Half Finance & Accounting Alumni Program, we continue to provide valuable industry research and information, supporting the professional growth and development of our candidates throughout their careers.

Our close relationship with Accountemps and Robert Half Management Resources extends the added benefit of full-service financial staffing. Working together, we can provide experienced financial professionals on a full-time, temporary or senior-level project basis. Our fees are always employer-paid and are contingent upon the successful placement of a Robert Half Finance & Accounting candidate.

Robert Half Finance & Accounting's unique blend of web-based recruiting and job search tools, our global network of offices and our personalized service make us eminently qualified to meet the specialized employment needs of our clients and candidates.

For more information about Robert Half Finance & Accounting, please visit our website at www.roberthalf.com.





Robert Half Management Resources is the world's premier provider of senior-level accounting and financial professionals on a project basis.

Robert Half Management Resources

Project Financial Professionals

With today's emphasis on corporate governance and detailed financial reporting, companies require senior financial professionals with strategic vision and leadership abilities who can expertly navigate the changing accounting landscape. Robert Half Management Resources is serving the industry's growing demand for qualified financial professionals with deep skill sets and specialized expertise.

Robert Half Management Resources is the world's premier provider of senior-level accounting and financial professionals on a project basis. In addition to financial and operations management, our broad scope of services includes providing qualified professionals for tax initiatives, business process improvement, systems initiatives, crisis and transitional management, mergers and acquisitions, and more.

Businesses turn to Robert Half Management Resources for access to an expansive network of professionals with competencies in a range of accounting disciplines, and they remain with us because of our dedication to quality service. We specialize in placing interim financial executives, including controllers, senior financial analysts, accounting directors, treasurers and chief financial officers. Many of our project professionals have Big Four experience and are able to draw upon their public accounting tenure or backgrounds as financial executives in private industry. As a result, they can offer unique perspectives when providing strategic guidance or solving challenges that impact a business as a whole.

We employ a combination of hourly and salaried accounting and financial professionals to meet our clients' project demands. Through our salaried executive program, we are able to accommodate clients who request professionals already familiar with their companies' processes to manage cyclical accounting needs.

The extensive business and community networks built by Robert Half Management Resources account executives stem from their own industry backgrounds. Many of them are CPAs or former financial professionals who maintain contact with their associates in the field and continue to build on these relationships. They understand the business and staffing challenges corporations face and are able to identify candidates with the most appropriate experience.

Robert Half Management Resources further extends its commitment to quality service through exclusive relationships with leading professional associations. Partnerships with Financial Executives International, The Institute of Internal Auditors and the American Institute of Certified Public Accountants provide our clients and consultants access to valued resources and services that can enhance their businesses and careers.

For more information about Robert Half Management Resources, please visit our website at **www.rhmr.com**.





Protiviti is a leading provider of truly independent internal audit and business and technology risk consulting services.

Protiviti

Internal Audit & Risk Consulting

Companies realize that rapid compliance with new corporate governance standards is absolutely critical in the current business environment. The Sarbanes-Oxley Act of 2002 established numerous requirements such as executive certifications of public reports, reporting on and attestation of internal controls, and other processes that boards and management are only now beginning to fully comprehend. Additional rules are expected from the major stock exchanges and regulatory agencies in 2003. Perhaps most significant, today's investors as well as the public are showing greater interest in governance and the ethical conduct of companies. Firms that sidestep these issues face a potential loss of shareholder value and public trust.

To address these new corporate governance requirements, as well as assess and manage key business risks in order to maximize growth and profitability, companies are turning to Protiviti, a recently formed subsidiary of RHI.

Protiviti is a leading provider of truly independent internal audit and business and technology risk consulting services. Protiviti can assist companies in complying with provisions of the Sarbanes-Oxley Act by helping them to identify, measure, and manage operational and technology-related risks they face within their industries and throughout their systems and processes. We also work with corporate board members to address governance issues. In addition, Protiviti offers a full spectrum of internal audit services, technologies, and skills for business risk management and the continual transformation of internal audit functions.

We help our clients seize new opportunities for growth and work with them to identify and manage inherent business risks. Our services include:

Internal Audit — We offer a full spectrum of services, including full internal audit outsourcing, cosourcing and quality assurance reviews.

Business Risk Consulting — We provide a comprehensive range of operational risk management services, including credit risk management, financial commodity risk, treasury management, revenue management, contract management, fraud investigation, environmental risk management and assurance, and legal and regulatory risk management.

Technology Risk Consulting — Our technology risk management services include security and privacy, IT operations risk management, business systems control and effectiveness, business continuity and disaster recovery, information systems testing, reliability and performance management, IT asset management, project risk management, change management and IT optimization.

Protiviti's managing directors and other professionals have extensive experience in a broad range of industries, including media, hospitality and communications, consumer products and retail, energy, financial services and real estate, healthcare and life sciences, government, education and not-for-profit, and manufacturing, distribution and technology.

For more information about Protiviti, please visit our website at www.protiviti.com.




Network Services

As a premier provider of IT talent, Robert Half Technology assists companies with their full-time and project staffing needs.

Robert Half Technology

Information Technology Professionals

Firms intent on remaining competitive amid today's economic fluctuations are leveraging information technology (IT) to ensure operational efficiencies, meet customer and end-user needs, and, ultimately, grow market share. By utilizing consultants, companies can accommodate variable workloads, access professionals with the specific skills required and, at the same time, protect the jobs of internal employees. As a premier provider of IT talent, Robert Half Technology assists companies with their full-time and project staffing needs.

We combine innovative online candidate sourcing technology with years of hands-on industry experience to identify individuals most suited to our clients' demands. Our account executives, many of whom have IT backgrounds, evaluate each client's unique requirements and provide the most qualified person for that firm. Companies depend on our consultants to support or supervise projects ranging from applications development and database management to network security and technical support.

To attract and retain top talent in the IT field, Robert Half Technology offers electronic job search services and other career resources through our website. Consultants can create a personal home page, set preferences for job searches, receive automatic notifications of new positions meeting their criteria, and update personal information, such as their address or skill sets.

We are committed to providing our consultants with the resources to continually upgrade their skills on the latest technologies through our INFINITY℠ Technical Training Program. This ensures we are able to place the most qualified professionals with our clients. The INFINITY program offers registered candidates 24-hour Web access to more than 2,000 interactive educational courses on technologies, including Java and .NET, as well as courseware leading to certifications such as Microsoft Certified Database Administrator (MCDBA), Cisco Certified Internetwork Expert (CCIE) and Oracle Certified Professional (OCP), among others. Online labs simulating real-world challenges and preparatory certification exams are also available to our consultants.

In addition to our relationships with industry associations and user groups, Robert Half Technology is frequently cited in national business and trade publications as a resource for information on IT career and management issues. We are also recognized as the exclusive career-planning partner of the Help Desk Institute, the IT industry's leading support-services association.

Robert Half Technology's quality reputation and dedication to service excellence are evident in our commitment to providing the skilled talent our clients require to remain competitive in any economic environment.

For more information about Robert Half Technology, please visit our website at **www.rht.com**.



OfficeTeam is the leading provider of specialized, highly skilled administrative professionals on a temporary and temporary-to-full-time basis.



OfficeTeam

Specialized Administrative Staffing

To help their firms compete in today's business environment, employees at all levels are assuming broader roles with increased responsibilities. This is particularly true for administrative professionals. Positions with narrow job descriptions focused solely on traditional, clerical skills are no longer common. Hiring managers instead seek candidates with advanced software proficiency and experience in research, project and budget management. In addition to technical abilities, managers value initiative, solid interpersonal skills and a customer-service mindset.

OfficeTeam is the leading provider of specialized, highly skilled administrative professionals on a temporary and temporary-to-full-time basis. Through our extensive network of offices, we can assist companies of all sizes and in every industry with their staffing requirements. Businesses rely on OfficeTeam to provide immediate access to qualified personnel for staff vacancies as well as peak workload periods.

In addition, companies often evaluate temporary staff for potential full-time employment. In a survey commissioned by OfficeTeam and conducted by an independent research firm, 90 percent of executives noted the value of engaging administrative professionals on a project basis as a means of evaluating them for full-time positions. In a separate survey, executives cited performance on a temporary assignment as the best indicator of whether someone is qualified for a job.

OfficeTeam's staffing managers have recruiting expertise, industry knowledge and extensive business contacts in their local communities. In addition, they typically have backgrounds in office administration or human resources. These attributes enable them to make precise matches between job candidates and client companies, and serve as a resource throughout the hiring process. OfficeTeam offers a generous client satisfaction guarantee with every temporary placement.

Our reputation for quality service is reinforced by our official endorsement from the International Association of Administrative Professionals, the leading organization for administrative support staff. We also maintain an alliance with the American Business Women's Association and an exclusive relationship with Microsoft PowerPoint to provide qualified specialists in this popular software. OfficeTeam offers a variety of testing and training tools to assist our temporary professionals in building their technical skills. Our e-learning program with SkillSoft features more than 2,000 training courses that our registered temporary employees can use to enhance their abilities and marketability.

Candidates use the OfficeTeam website to create customized job searches, register for e-mail notification of potential assignments, check payroll status and review benefits information. The site also is updated regularly with information to help them manage their careers.

As firms strive to enhance productivity and capitalize on opportunities for growth, they will continue to rely on OfficeTeam for highly skilled administrative and office support professionals who possess the initiative and flexibility to adapt to a constantly changing work environment.

For more information about OfficeTeam, please visit our website at **www.officeteam.com**.





Operating in major markets throughout the United States and Canada, The Affiliates specializes in project and full-time professionals for law firms and corporate legal departments.

The Affiliates

Specialized Legal Staffing

Law firms and corporate legal departments today face increased demands and growing caseloads. To help them meet these challenges, they are utilizing specialized project teams made up of experienced lawyers, paralegals and other qualified legal professionals, and they are turning to The Affiliates as a key resource for this talent. The result is enhanced productivity, greater cost efficiency and the ability to manage a higher workload volume.

Operating in major markets throughout the United States and Canada, The Affiliates specializes in project and full-time professionals for law firms and corporate legal departments. We provide highly skilled, experienced candidates and project teams for a wide range of positions within the legal field, including attorneys, paralegals, legal managers and administrators, litigation support specialists, and legal support personnel.

The Affiliates account executives typically possess extensive industry experience, making them ideally positioned to address the needs of our clients. Many are former lawyers and legal administrators and, as a result, have firsthand knowledge of the intricacies of working in the legal field. They understand how law firms and corporate legal departments can supplement the efforts of full-time staff with the strategic use of project professionals to increase productivity while controlling costs.

Our account executives benefit from access to The Affiliates' comprehensive candidate database as well as our expansive recruitment and referral network to provide clients with the most qualified professionals for project assignments and full-time positions. Our recruiting network is further enhanced by our partnerships with many of North America's leading legal organizations and software providers, including IKON Office Solutions and Summation Legal Technologies.

The Affiliates continues to serve as a respected resource for information and research on staffing, workplace and management issues within the legal field. The Affiliates' annual *Salary Guide* contains a detailed analysis of hiring and compensation trends in the legal profession, including salary ranges classified by firm size and candidate experience level. Our ongoing Future Law Office® project gives clients and candidates a fresh perspective on global trends that are shaping their work environments and careers. (The project and the results of our research may be viewed at **www.futurelawoffice.com**.) We also regularly conduct surveys of lawyers and other legal professionals on topics ranging from the fastest growing practice areas to professional courtesy in the workplace.

As law firms and corporate legal departments continue to assess their human resources needs, many will seek a more flexible approach to staffing key cases and projects. With our experienced account executives and extensive database of qualified candidates, The Affiliates is well positioned to help businesses build productivity and profitability through the strategic use of project professionals.

For more information about The Affiliates, please visit our website at **www.affiliates.com**.





The Creative Group specializes in placing creative, advertising, marketing and web professionals on a project basis with a wide range of companies, including advertising and public relations agencies, Fortune 500 firms, and small to midsize businesses.

The Creative Group

Marketing & Advertising Professionals

In a competitive landscape, creating compelling advertising and marketing campaigns often can influence an organization's success. To enhance the image of their firms and build visibility in the marketplace, businesses of all sizes are giving careful attention to short- and long-term communications strategies. They have come to depend on the services of The Creative Group when unexpected staffing needs arise and experienced freelance professionals are required to complement in-house creative and communications teams.

The Creative Group specializes in placing creative, advertising, marketing and web professionals on a project basis with a wide range of companies, including advertising and public relations agencies, Fortune 500 firms, and small to midsize businesses. Our consultants work with companies across all industries on major marketing, advertising, communications and e-business initiatives. By providing project professionals with skills tailored to our clients' requirements, we help firms meet production deadlines and better manage workloads.

Our account managers typically have advertising and marketing backgrounds. This industry experience allows them to evaluate an organization's unique needs and provide consultants whose skills are tailored to these requirements. TalentMatch®, our proprietary skills evaluation process, further enables us to ensure an individual's abilities are accurately assessed and precisely matched to our clients' creative projects.

The Creative Group places professionals skilled in leading software applications such as QuarkXPress, Photoshop, Illustrator, InDesign, Dreamweaver, Director and Macromedia Flash. In fact, The Creative Group has worked with Macromedia to develop a Macromedia Flash skills assessment unique to our industry.

Our national sponsorship of The Webby Awards is evidence of our ability to provide the most skilled candidates for our clients. By supplying creative talent to work behind the scenes, we provide hands-on support to what is widely known as "The Oscars of the Internet." In addition, The Creative Group is frequently cited in national business and industry trade publications such as *Graphic Design: usa* and *HOW* magazine as a source of information on career and management issues. With offices in major markets throughout the United States and Canada, industry-experienced staff, and web-based recruiting tools, The Creative Group is well positioned to help companies find precisely the talent needed to meet their demanding project requirements.

For more information about The Creative Group, please visit our website at **www.creativegroup.com**.



The Leading Resource


The Washington Post
THE WALL STREET JOURNAL
ACCOUNTINGTODAY
TURMOIL AT SEC
USA TODAY
JOURNAL OF ACCOUNTANCY
Managing Your Career
50 WAYS TO GET HIRED
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Human Resources Kit
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FAST-FORWARD MBA in Hiring
FINANCIAL EXECUTIVE
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Marketers re-evaluate research
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At Robert Half International Inc. (RHI), our business is helping people more effectively manage the hiring and job search processes. As part of this effort, we regularly publish articles, booklets and other informational materials on employment and career issues. For 55 years, our hiring advice has assisted managers in recruiting and retaining the best talent, while our job search strategies have benefited numerous candidates in their professional endeavors. By sharing the latest research with clients, job seekers and the media, we reinforce our reputation as the leading authority on management, employment and industry trends.

RHI's chairman and CEO, Max Messmer, is a widely published author and nationally syndicated columnist through Scripps-Howard News Service. His popular Resumania® column features light-hearted examples of resume gaffes along with tips for making a positive impression when applying for a position. RHI's latest column through Scripps-Howard, Heard in the Lunchroom®, offers recent survey results, career guidance and research on various workplace issues. As an author, Messmer provides real-world advice for hiring managers and candidates in books such as *Motivating Employees For Dummies*; *Managing Your Career For Dummies*; *Job Hunting For Dummies*, 2nd Edition; *Human Resources Kit For Dummies* (Hungry Minds, Inc.) and *The Fast Forward MBA in Hiring* (John Wiley & Sons, Inc.).

Our company also publishes annual salary guides detailing recent compensation trends and sought-after skill sets within our areas of specialization. And through industry-specific white papers, we explore technical topics that provide hiring managers and other professionals insight into the trends and issues impacting their businesses and careers. In addition, Fortune 500 firms and other organizations are turning to Protiviti, our newest subsidiary, for expertise on the Sarbanes-Oxley Act and new corporate governance guidelines from the Securities and Exchange Commission and the stock exchanges.

We support professional development through our innovative professional education program. Robert Half International is the only national staffing firm to provide free continuing education credits to its candidates and clients through certified presentations, and we are proud of this value-added offering.

To expand and strengthen our worldwide network, we have longstanding business relationships with professional associations such as the American Institute of Certified Public Accountants, The Institute of Internal Auditors, Financial Executives International and the Help Desk Institute, among others. We also have co-developed exclusive skills assessment tests for our temporary and consulting professionals through our work with major software publishers such as Microsoft, Macromedia, Computer Associates, Intuit, Lotus and Peachtree. This ensures we place only the most qualified candidates.

Robert Half International is dedicated to providing the highest quality of service to companies and job seekers throughout the hiring process and over the course of their careers. For more information, please visit our website at **www.rhi.com**.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the U.S. or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of qualified candidates for temporary employment or the Company's ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its profit margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees or for events impacting its temporary employees on clients' premises; the success of the Company in attracting, training and retaining qualified management personnel and other staff employees; whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general; future success of the new Protiviti subsidiary will depend on its ability to retain employees and attract clients; significant costs and diversion of management time could be incurred in integrating key personnel into Protiviti; certain capitalizable costs associated with the Protiviti employment arrangements could become impaired and written off; failure of Protiviti to produce projected revenues could adversely affect financial results; and the possibility of involvement in litigation relating to prior transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the Company's most critical accounting policies to be those that involve subjective decisions, assessments or estimates.

Accounts Receivable Allowances. The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Estimates used in determining the accounts receivable allowances were based on current trends and historical loss statistics. Actual results may differ from these estimates, which may materially affect the Company's future financial results.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions. While management believes that its judgments and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Employee Retirement Plans. The determination of the Company's obligations for certain employee retirement plans is dependent upon various assumptions, including, among others, interest rates, service periods, and future compensation levels. Management believes its assumptions are appropriate, however significant differences in actual experience or significant changes in assumptions may materially affect the Company's future financial results.

Goodwill Impairment. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. This assessment is based upon a discounted cash flow analysis. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by management. The Company's estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to its business model or changes in its operating performance. Significant differences between these estimates and actual cash flow could materially affect the future financial results of the Company. The Company completed its annual goodwill impairment test during the year ended December 31, 2002 and determined that no adjustment to the carrying value of goodwill was required.

Workers' Compensation. The Company has established reserves for workers' compensation claims based on historical loss statistics. The Company self-insures or retains a portion of the exposure for losses related to workers' compensation. It is the Company's policy to record self-insurance reserves based upon claims filed and an estimate of claims incurred but not yet reported. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future financial results.

Stock Option Plans. The Company has a long history of issuing stock options to employees and directors as an integral part of its compensation programs. Generally accepted accounting principles allow alternative methods of accounting for these plans. The Company has chosen to account for its stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense related to stock options is included in determining net income and net income per share in the Consolidated Financial Statements. The alternative method of accounting for stock options is prescribed by Statement of Financial Accounting Standards No. 123. Note K to the Consolidated Financial Statements sets forth calculations of pro forma net income and net income per share computed in accordance with this method.

Results of Operations for the Three Years Ended December 31, 2002

Temporary and consultant staffing services revenues were $1.8 billion, $2.3 billion and $2.4 billion for the years ended December 31, 2002, 2001 and 2000, respectively, decreasing by 22% and 8% during 2002 and 2001, respectively. Permanent placement revenues were $100 million, $189 million and $252 million for the years ended December 31, 2002, 2001 and 2000, respectively, decreasing by 47% and 25% in 2002 and 2001, respectively. Staffing services revenue results for year ended December 31, 2002 were adversely impacted by weak labor markets and soft general economic conditions, particularly in the United States. Risk consulting and internal audit services revenues were $42 million for the period May 24, 2002 (inception) to December 31, 2002. We expect total company revenues to continue to be negatively impacted by general macroeconomic conditions in 2003.

The Company's temporary and permanent staffing services business has more than 320 offices in 42 states, the District of Columbia and ten foreign countries, while Protiviti has more than 30 offices in 21 states and four foreign countries. Revenues from domestic operations represented 83%, 85% and 89% of revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Revenues from foreign operations represented 17%, 15% and 11% of revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees. Gross margin dollars from permanent placement staffing services are equal to revenues, as there are no direct costs associated with such revenues. Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services were $628 million, $828 million and $908 million for the years ended December 31, 2002, 2001 and 2000, respectively, decreasing by 24% and 9% in 2002 and 2001, respectively. Gross margin amounts equaled 36% of revenues for temporary and consultant staffing services for the year ended December 31, 2002, and 37% for the years ended December 31, 2001 and 2000. The lower 2002 temporary and consulting margin percentage is primarily due to lower temp-to-perm conversion fees, which carry higher margins. Gross margin dollars for the Company's permanent placement staffing division were $100 million, $189 million and $252 million for the years ended December 31, 2002, 2001 and 2000, respectively, decreasing by 47% and 25% in 2002 and 2001, respectively. Gross margin dollars for the Company's risk consulting and internal audit division were negative $13 million for the period May 24, 2002 (inception) to December 31, 2002, which reflects fixed payroll costs that were not totally covered by revenues.

Selling, general and administrative expenses were $710 million in 2002, compared to $823 million in 2001 and $864 million in 2000. Selling, general and administrative expenses as a percentage of revenues were 37%, 34% and 32% for the years ended December 31, 2002, 2001 and 2000, respectively. Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The percentage increase in 2002 was primarily due to negative leverage from fixed operating expenses including depreciation, occupancy costs and administrative compensation.

For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. The Company adopted SFAS 142 on January 1, 2002, resulting in the discontinuance of the amortization of goodwill that was being amortized over 40 years. The methods used for evaluating and measuring impairment of certain intangible assets have changed in accordance with the provisions of SFAS 142. The Company completed its annual goodwill impairment test during the year ended December 31, 2002 and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets represented 17% of total assets and 22% of total stockholders' equity at December 31, 2002.

Interest income for the years ended December 31, 2002, 2001 and 2000 was $5.5 million, $9.3 million and $11.3 million, respectively, while interest expense for the years ended December 31, 2002, 2001 and 2000 was $.9 million, $.8 million and $.9 million, respectively. Higher average cash balances in 2002 were more than offset by lower interest rates during the year, yielding lower interest income.

The provision for income taxes was 38% of income before taxes for each of the years ended December 31, 2002, 2001 and 2000.

Liquidity and Capital Resources

The change in the Company's liquidity during the past three years is the net effect of funds generated by operations and the funds used for capital expenditures, the purchase of intangible assets, repurchases of common stock, and principal payments on outstanding notes payable. As of December 31, 2002, the Company has authorized the repurchase, from time to time, of up to 11.1 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the year ended December 31, 2002, the Company repurchased approximately 6.9 million shares of common stock on the open market for a total cost of $132 million. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes. During the year ended December 31, 2002, such repurchases totaled approximately 0.6 million shares at a cost of $15 million. Repurchases of securities have been funded with cash generated from operations. For the year ended December 31, 2002, the Company generated $166 million from operations, used $89 million in investing activities and used $107 million in financing activities. This is further enumerated in the Consolidated Statements of Cash Flows.

The Company's working capital at December 31, 2002, included $317 million in cash and cash equivalents. The Company's working capital requirements consist primarily of the financing of accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, and other obligations on both a short- and long-term basis. As of December 31, 2002, the Company had no material capital commitments. In connection with the formation of Protiviti, the Company became the guarantor of certain former Andersen partners' capital notes, which totaled approximately $4 million at December 31, 2002.

Consolidated Statements of Financial Position

(in thousands, except share amounts)

December 31,	2002	2001
Assets:		
Cash and cash equivalents	$ 316,927	$ 346,768
Accounts receivable, less allowances of $12,578 and $14,363	223,396	272,886
Deferred income taxes and other current assets	102,849	66,352
Total current assets	643,172	686,006
Goodwill and other intangible assets, net	161,912	160,632
Property and equipment, net	130,587	147,524
Total assets	$ 935,671	$ 994,162
Liabilities:		
Accounts payable and accrued expenses	$ 47,807	$ 33,384
Accrued payroll costs and retirement obligations	136,342	143,061
Current portion of notes payable and other indebtedness	66	202
Total current liabilities	184,215	176,647
Notes payable and other indebtedness, less current portion	2,414	2,480
Deferred income taxes and other liabilities	4,076	9,339
Total liabilities	190,705	188,466
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 170,909,002 and 174,928,587 shares	171	175
Capital surplus	543,457	487,083
Deferred compensation	(46,311)	(64,792)
Accumulated other comprehensive income	846	(8,025)
Retained earnings	246,803	391,255
Total stockholders' equity	744,966	805,696
Total liabilities and stockholders' equity	$ 935,671	$ 994,162

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)

Years Ended December 31,	*2002*	*2001*	*2000*
Net service revenues	$ 1,904,951	$ 2,452,850	$ 2,699,319
Direct costs of services, consisting of payroll, payroll taxes and insurance costs for temporary and risk consulting employees	1,190,216	1,436,272	1,538,556
Gross margin	714,735	1,016,578	1,160,763
Selling, general and administrative expenses	709,542	823,478	864,418
Amortization of intangible assets	6,281	5,335	5,157
Interest income, net	(4,585)	(8,519)	(10,439)
Income before income taxes	3,497	196,284	301,627
Provision for income taxes	1,329	75,177	115,524
Net Income	$ 2,168	$ 121,107	$ 186,103
Basic Net Income Per Share	$ .01	$ .69	$ 1.05
Diluted Net Income Per Share	$ .01	$ .67	$ 1.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

Years Ended December 31,	2002	2001	2000
Common Stock–Shares:			
Balance at beginning of period	174,929	176,050	176,148
Issuances of restricted stock	725	822	1,123
Repurchases of common stock	(7,431)	(5,057)	(4,606)
Exercises of stock options	2,686	3,114	3,385
Balance at end of period	170,909	174,929	176,050
Common Stock–Par Value:			
Balance at beginning of period	$ 175	$ 176	$ 176
Issuances of restricted stock	1	1	1
Repurchases of common stock and common stock equivalents	(8)	(5)	(5)
Exercises of stock options	3	3	4
Balance at end of period	$ 171	$ 175	$ 176
Capital Surplus:			
Balance at beginning of period	$ 487,083	$ 406,471	$ 303,004
Issuances of restricted stock–excess over par value	5,957	22,727	53,427
Exercises of stock options–excess over par value	39,300	36,331	25,362
Tax impact of equity incentive plans	11,117	21,554	24,678
Balance at end of period	$ 543,457	$ 487,083	$ 406,471
Deferred Compensation:			
Balance at beginning of period	$ (64,792)	$ (72,870)	$ (54,127)
Issuances of restricted stock	(5,958)	(22,728)	(53,428)
Amortization of deferred compensation	24,439	30,806	34,685
Balance at end of period	$ (46,311)	$ (64,792)	$ (72,870)
Accumulated Other Comprehensive Income:			
Balance at beginning of period	$ (8,025)	$ (4,192)	$ (2,419)
Translation adjustments	8,871	(3,833)	(1,773)
Balance at end of period	$ 846	$ (8,025)	$ (4,192)
Retained Earnings:			
Balance at beginning of period	$ 391,255	$ 388,954	$ 329,469
Repurchases of common stock and common stock equivalents–excess over par value	(146,620)	(118,806)	(126,618)
Net income	2,168	121,107	186,103
Balance at end of period	$ 246,803	$ 391,255	$ 388,954
Comprehensive Income:			
Net income	$ 2,168	$ 121,107	$ 186,103
Translation adjustments	8,871	(3,833)	(1,773)
Total comprehensive income	$ 11,039	$ 117,274	$ 184,330

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Years Ended December 31,	*2002*	*2001*	*2000*
Cash Flows from Operating Activities:			
Net income	$ 2,168	$ 121,107	$ 186,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	6,281	5,335	5,157
Depreciation expense	66,027	67,781	51,482
Provision for deferred income taxes	567	(11,419)	(16,156)
Tax impact of equity incentive plans	11,117	21,554	24,678
Changes in assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in accounts receivable	50,587	117,483	(80,675)
Increase (decrease) in accounts payable, accrued expenses and accrued payroll costs	16,052	(58,018)	60,697
Increase (decrease) in income taxes payable	–	(2,619)	2,555
Change in other assets, net of change in other liabilities, including 2002 deferred compensation amortization of $24,439	12,788	14,626	33,227
Total adjustments	163,419	154,723	80,965
Net cash flows provided by operating activities	165,587	275,830	267,068
Cash Flows from Investing Activities:			
Purchase of intangible assets and other assets	(19,228)	–	(3,153)
Capital expenditures	(48,300)	(84,695)	(73,992)
Deposits to trusts for employee benefits and retirement plans	(21,336)	–	–
Net cash flows used in investing activities	(88,864)	(84,695)	(77,145)
Cash Flows from Financing Activities:			
Repurchases of common stock and common stock equivalents	(145,665)	(118,811)	(126,623)
Principal payments on notes payable and other indebtedness	(202)	(1,082)	(548)
Proceeds from exercises of stock options	39,303	36,334	25,366
Net cash flows used in financing activities	(106,564)	(83,559)	(101,805)
Net increase (decrease) in cash and cash equivalents	(29,841)	107,576	88,118
Cash and cash equivalents at beginning of period	346,768	239,192	151,074
Cash and cash equivalents at end of period	$ 316,927	$ 346,768	$ 239,192
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 308	$ 322	$ 336
Income taxes, net of refunds	$ 8,803	$ 71,274	$ 101,256
Purchase of intangible assets and other assets:			
Assets acquired			
Intangible assets	$ 17,926	$ –	$ 4,051
Other	1,490	–	780
Liabilities incurred			
Notes payable and contracts	–	–	(1,132)
Other	(188)	–	(546)
Cash paid, net of cash acquired	$ 19,228	$ –	$ 3,153
Non-cash items:			
Stock repurchases awaiting settlement	$ 963	$ –	$ –

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note A—Summary of Significant Accounting Policies

Nature of Operations. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®, Robert Half® Finance & Accounting, OfficeTeam®, Robert Half® Technology, Robert Half® Management Resources, The Affiliates®, The Creative Group®,* and *Protiviti℠*. The Company, through its *Accountemps, Robert Half Finance & Accounting,* and *Robert Half Management Resources* divisions, is the world's largest specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *The Affiliates* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* began operations on May 24, 2002, and provides business and technology risk consulting and internal audit services. *Protiviti,* which primarily employs risk consulting and internal audit professionals formerly associated with major accounting firms, is a wholly-owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in the United States, Canada, Europe, Asia, Australia and New Zealand. The Company is a Delaware corporation.

Basis of Presentation. The Consolidated Financial Statements of the Company are prepared in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been included.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2002, such estimates included reserves for uncollectible accounts receivable, workers' compensation losses, legal claims, income and other taxes, and certain employee retirement plans.

Revenue Recognition. Temporary and consultant staffing services revenues are recognized when the services are rendered by the Company's temporary employees. Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. Allowances are established to estimate losses due to placed candidates not remaining employed for the Company's guarantee period, typically 90 days. Risk consulting and internal audit services revenues are recognized as services are provided. Reimbursements, including those relating to travel and out-of-pocket expenses, are included in revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services.

Costs of Services. Direct costs of staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees. There are no direct costs associated with permanent placement staffing services. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

Advertising Costs. The Company expenses all advertising costs as incurred.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

Intangible Assets. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition, which were being amortized on a straight-line basis over a period of 40 years through December 31, 2001. The Company adopted SFAS 142 on January 1, 2002, under which goodwill is no longer subject to amortization over its estimated useful life. The methods used for evaluating and measuring impairment of certain intangible assets have changed in accordance with the provisions of SFAS 142. The Company completed its annual goodwill impairment test during the year ended December 31, 2002, and determined that no adjustment to the carrying value of goodwill was required.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

Foreign Currency Translation. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included in the Consolidated Statements of Income, and have not been material for all periods presented.

Stock Option Plans. The Company accounts for its stock option plans in accordance with APB 25. Under APB 25, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense related to stock options is included in determining net income and net income per share in the Consolidated Financial Statements. Note K to the Consolidated Financial Statements sets forth calculations of pro forma net income and net income per share computed in accordance with the method prescribed by Statement of Financial Accounting Standards No. 123.

Property and Equipment. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

Internal-use Software. The Company capitalizes direct costs of services used in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. During the year ended December 31, 2002, the Company capitalized approximately $15.6 million of internal-use software development costs.

Note B—New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

Note C—Deferred Income Taxes and Other Current Assets

As of December 31, 2002, deferred income taxes and other current assets consisted primarily of $28.9 million of deferred income taxes, $29.7 million of amounts on deposit in irrevocable grantor trusts related to employee benefit and retirement plans, and $24.1 million of income taxes receivable.

Note D—Goodwill and Other Intangible Assets, Net

The following table sets forth the activity in the intangible assets for the year ended December 31, 2002 (in thousands):

	Goodwill	Other Intangible Assets	Total
Balance as of December 31, 2001	$ 141,492	$ 19,140	$ 160,632
Purchase of intangible assets	1,625	16,301	17,926
Translation adjustments	848	–	848
Decrease in unamortized retirement costs	–	(11,213)	(11,213)
	143,965	24,228	168,193
Amortization of intangible assets	–	(6,281)	(6,281)
Balance as of December 31, 2002	$ 143,965	$ 17,947	$ 161,912

The Company adopted SFAS 142 on January 1, 2002, resulting in the discontinuance of the amortization of goodwill that was being amortized over 40 years. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Had goodwill not been amortized in the years ended December 31, 2001 and 2000, the Company's pro forma net income and net income per share would have been as follows (in thousands, except per share amounts):

Years Ended December 31,	2002	2001	2000
Net Income			
As reported	$ 2,168	$ 121,107	$ 186,103
Goodwill amortization, net of income tax effects	–	3,308	3,197
Pro forma	$ 2,168	$ 124,415	$ 189,300
Net Income Per Share			
Basic			
As reported	$ .01	$ .69	$ 1.05
Goodwill amortization	–	.02	.02
Pro forma	$ .01	$ .71	$ 1.07
Diluted			
As reported	$ .01	$ .67	$ 1.00
Goodwill amortization	–	.02	.02
Pro forma	$ .01	$ .69	$ 1.02

The Company completed its annual goodwill impairment test during the year ended December 31, 2002, and determined that no adjustment to the carrying value of goodwill was required. The Company will perform annual assessments for impairment, applying a discounted cash flow-based test to its reportable units, which are its various lines of business.

On May 23, 2002, the Company completed its arrangement to hire professionals formerly associated with a major accounting firm's U.S. risk consulting and internal audit practices. These professionals comprise the talent base of Protiviti Inc., a wholly-owned subsidiary of the Company, which provides business and technology risk consulting and internal audit services. The Company paid $16.1 million, including transaction costs, to secure the release of Protiviti employees from their covenants not to compete or solicit. Subsequently, the Company made additional risk consulting business acquisitions of $3.1 million and recorded intangible assets of $2.6 million as a result. Substantially all of these intangible assets are being amortized over 18 months and will become fully amortized in 2003, resulting in estimated 2003 amortization expense of $10.0 million.

Note E–Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

December 31,	2002	2001
Furniture and equipment	$ 87,154	$ 82,499
Computer hardware	88,724	79,423
Computer software	137,182	109,557
Leasehold improvements	56,851	51,899
Other	11,027	9,700
Property and equipment, cost	380,938	333,078
Accumulated depreciation	(250,351)	(185,554)
Property and equipment, net	$ 130,587	$ 147,524

Note F–Accrued Payroll Costs and Retirement Obligations

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

December 31,	2002	2001
Payroll and bonuses	$ 65,944	$ 68,019
Employee benefits and retirement obligations	48,198	54,517
Workers' compensation	14,083	14,841
Payroll taxes	8,117	5,684
	$ 136,342	$ 143,061

Note G–Notes Payable and Other Indebtedness

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $2.5 million at December 31, 2002 and $2.7 million at December 31, 2001. At December 31, 2002, $2.3 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2002 (in thousands):

2003	$ 66
2004	71
2005	77
2006	83
2007	89
Thereafter	2,094
	$ 2,480

At December 31, 2002, the notes carried fixed rates and the weighted average interest rate for the above was approximately 8.5%, 8.2% and 8.3% for the years ended December 31, 2002, 2001 and 2000, respectively.

Note H–Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

Years Ended December 31,	2002	2001	2000
Current:			
Federal	$ (5,132)	$ 63,941	$ 104,876
State	2,101	11,634	18,518
Foreign	3,793	11,021	8,286
Deferred–principally domestic	567	(11,419)	(16,156)
	$ 1,329	$ 75,177	$ 115,524

Income (loss) before the provision for income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

Years Ended December 31,	2002	2001	2000
Domestic	$ (5,717)	$ 171,216	$ 281,546
Foreign	9,214	25,068	20,081
	$ 3,497	$ 196,284	$ 301,627

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

Years Ended December 31,	2002	2001	2000
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	.8	3.4	3.4
Amortization of intangible assets	–	.5	.3
Tax-free interest income	(12.4)	(.5)	(.4)
Non-deductible expenses	22.5	.5	.4
Non-U.S. income taxed at different rates, net of foreign tax credits	(2.6)	(.4)	(.1)
Other, net	(5.3)	(.2)	(.3)
Effective tax rate	38.0%	38.3%	38.3%

The deferred portion of the tax provision consisted of the following (in thousands):

Years Ended December 31,	2002	2001	2000
Amortization of franchise rights	$ 509	$ (72)	$ (75)
Amortization of other intangibles	(2,087)	–	–
Accrued expenses, deducted for tax when paid	6,675	(9,475)	(17,779)
Capitalized costs for books, deducted for tax	6,069	9,388	9,704
Depreciation	(7,627)	(12,254)	(8,375)
Other, net	(2,972)	994	369
	$ 567	$ (11,419)	$ (16,156)

The deferred income tax amounts included on the balance sheet are comprised of the following (in thousands):

December 31,	2002	2001
Current deferred income tax assets, net	$ 28,893	$ 33,447
Long-term deferred income tax assets, net	4,591	604
	$ 33,484	$ 34,051

The components of the deferred income tax amounts at December 31, 2002 and 2001 were as follows (in thousands):

December 31,	2002	2001
Amortization of intangible assets	$ (12,949)	$ (14,528)
Accrued expenses, deducted for tax when paid	17,998	23,767
Property and equipment basis differences	21,103	13,476
Provision for bad debts	4,644	5,349
Other, net	4,577	5,987
Net operating loss carryforward–valuation allowance	(1,889)	–
	$ 33,484	$ 34,051

The company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $3.4 million. These net operating loss carryforwards expire in 2007 and later. The company has a foreign tax credit of $1.4 million which expires in 2006. Accrued expenses, deducted for tax when paid include approximately $6.1 million related to 2002 property and equipment additions.

Except for Canada, U.S. income taxes were not provided for on earnings of non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

Note I–Commitments and Contingencies

Rental expense, primarily for office premises, amounted to $69.7 million, $62.8 million and $47.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The approximate minimum rental commitments for 2003 and thereafter under non-cancelable leases in effect at December 31, 2002 were as follows (in thousands):

2003	$ 61,671
2004	$ 55,990
2005	$ 50,367
2006	$ 40,015
2007	$ 30,390
Thereafter	$ 79,454

The Company is involved in a number of lawsuits arising in the ordinary course of business. While management does not expect any of these matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

In connection with the formation of Protiviti, the Company became the guarantor of certain employee notes totaling $4 million at December 31, 2002.

Note J–Stockholders' Equity

Stock Repurchase Program. As of December 31, 2002, the Company's Board of Directors has authorized the repurchase, from time to time, of up to 11.1 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the year ended December 31, 2002, the Company repurchased approximately 6.9 million shares on the open market for a total cost of $132 million. Since the inception of the repurchase program in 1997, the Company has repurchased approximately 26.9 million shares of common stock on the open market pursuant to this program. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes. During the year ended December 31, 2002, such repurchases totaled approximately 0.6 million shares at a cost of $15 million.

Note K–Stock Plans

Under various stock plans, officers, employees and outside directors may receive grants of restricted stock or options to purchase common stock. Grants are made at the discretion of the Stock Plan Committee of the Board of Directors. Grants generally vest between two and four years.

Options granted under the plans have exercise prices ranging from 85% to 100% of the fair market value of the Company's common stock at the date of grant and may consist of both incentive stock options and nonstatutory stock options under the Internal Revenue Code. The terms range from 27 months to 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. Compensation expense is recognized on a straight-line basis over the vesting period. Vesting is accelerated upon the death or disability of the recipients.

The Company accounts for these plans under APB 25. Therefore, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense has been recognized for its stock option plans. Had compensation expense for the stock options granted subsequent to January 1, 1995, been based on the estimated fair value at the award dates, as prescribed by Statement of Financial Accounting Standards No. 123, the Company's pro forma net income and net income per share would have been as follows (in thousands, except per share amounts):

Years Ended December 31,	2002	2001	2000
Net Income (Loss)			
As reported	$ 2,168	$ 121,107	$ 186,103
Stock-based employee compensation expense, net of income tax effects	32,335	29,977	22,012
Pro forma	$ (30,167)	$ 91,130	$ 164,091
Net Income (Loss) Per Share			
Basic			
As reported	$ .01	$ .69	$ 1.05
Pro forma	$ (.17)	$ .52	$ .92
Diluted			
As reported	$ .01	$ .67	$ 1.00
Pro forma	$ (.17)	$ .51	$ .89

The pro forma amounts do not include amounts for stock options granted before January 1, 1995. Therefore, the pro forma amounts may not be representative of the disclosed effects on pro forma net income and net income per share for future years.

The fair value of each option is estimated, as of the grant date, using the Black-Scholes option pricing model with the following assumptions used for grants in 2002, 2001 and 2000: no dividend yield for any year; expected volatility of 48% to 60%; risk-free interest rates of 2.3% to 6.8%; and expected lives of 1.5 to 5.8 years.

The following table reflects activity under all stock plans from December 31, 1999 through December 31, 2002, and the weighted average exercise prices (in thousands, except per share amounts):

		Stock Option Plans	
	Restricted Stock Plans	Number of Shares	Weighted Average Price Per Share
Outstanding, December 31, 1999	5,454	25,573	$ 12.05
Granted	1,006	5,567	$ 17.92
Exercised	–	(3,382)	$ 7.49
Restrictions lapsed	(1,502)	–	–
Forfeited	(77)	(1,922)	$ 15.64
Outstanding, December 31, 2000	4,881	25,836	$ 13.60
Granted	1,083	6,889	$ 22.45
Exercised	–	(3,113)	$ 11.82
Restrictions lapsed	(1,643)	–	–
Forfeited	(270)	(2,875)	$ 19.16
Outstanding, December 31, 2001	4,051	26,737	$ 15.80
Granted	1,069	6,683	$ 20.24
Exercised	–	(2,686)	$ 16.96
Restrictions lapsed	(1,286)	–	–
Forfeited	(332)	(1,668)	$ 21.13
Outstanding, December 31, 2002	3,502	29,066	$ 16.38

The following table summarizes information about options outstanding as of December 31, 2002 (in thousands, except number of years and per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2002	Weighted Average Exercise Price
$1.03 to $10.41	6,702	3.74	$ 7.43	6,155	$ 7.17
$11.28 to $16.11	6,253	6.52	$ 13.39	3,682	$ 12.46
$16.69 to $19.95	6,257	7.28	$ 18.50	3,543	$ 18.98
$19.97 to $22.56	6,697	6.08	$ 21.90	3,309	$ 21.84
$22.70 to $34.75	3,157	7.11	$ 25.44	712	$ 25.66
	29,066	6.00	$ 16.38	17,401	$ 14.24

At December 31, 2002, the total number of available shares to grant under the plans (consisting of either restricted stock or options) was 8.0 million. Of the 29.0 million options outstanding at December 31, 2002, 17.4 million options were vested with a weighted average exercise price of $14.24, and 11.6 million options were unvested with a weighted average exercise price of $19.59.

Note L—Net Income Per Share

The calculation of net income per share for the three years ended December 31, 2002 is reflected in the following table (in thousands, except per share amounts):

Years Ended December 31,	*2002*	*2001*	*2000*
Net Income	$ 2,168	$ 121,107	$ 186,103
Basic:			
Weighted average shares	172,484	174,489	177,750
Diluted:			
Weighted average shares	172,484	174,489	177,750
Common stock equivalents—stock options	5,307	7,000	8,318
Diluted shares	177,791	181,489	186,068
Net Income Per Share:			
Basic	$ .01	$ .69	$ 1.05
Diluted	$ .01	$ .67	$ 1.00

The weighted average diluted common shares outstanding for the year ended December 31, 2002 excludes the dilutive effect of approximately 5.2 million options, since such options have an exercise price in excess of the 2002 average market value of the Company's common stock. Had such options been included, the dilutive effect would have been calculated using the treasury method.

Note M—Business Segments

The Company has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on profit or loss from operations before interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating profit by reportable segment to consolidated results (in thousands):

Years Ended December 31,	2002	2001	2000
Net service revenues			
Temporary and consultant staffing	$ 1,763,218	$ 2,264,162	$ 2,446,869
Permanent placement staffing	100,029	188,688	252,450
Risk consulting and internal audit services	41,704	–	–
	$ 1,904,951	$ 2,452,850	$ 2,699,319
Operating income (loss)			
Temporary and consultant staffing	$ 47,404	$ 172,763	$ 232,411
Permanent placement staffing	(6,852)	20,337	63,934
Risk consulting and internal audit services	(35,359)	–	–
	5,193	193,100	296,345
Amortization of intangible assets	6,281	5,335	5,157
Interest income, net	(4,585)	(8,519)	(10,439)
Income before income taxes	$ 3,497	$ 196,284	$ 301,627

The Company does not report total assets by segment. The following table represents identifiable assets by business segment (in thousands):

December 31,	2002	2001
Accounts receivable		
Temporary and consultant staffing	$ 208,731	$ 262,968
Permanent placement staffing	15,559	24,281
Risk consulting and internal audit services	11,684	–
	$ 235,974	$ 287,249

The Company operates internationally, with operations in the United States, Canada, Europe, Australia, and New Zealand. The following tables represent revenues and long-lived assets by geographic location (in thousands):

Years Ended December 31,	2002	2001	2000
Revenues			
Domestic	$ 1,573,152	$ 2,089,222	$ 2,397,065
Foreign	331,799	363,628	302,254
	$ 1,904,951	$ 2,452,850	$ 2,699,319

December 31,	2002	2001
Assets, long-lived		
Domestic	$ 267,444	$ 282,439
Foreign	25,055	25,717
	$ 292,499	$ 308,156

Note N—Quarterly Financial Data (Unaudited)

The following tabulation shows certain quarterly financial data for 2002 and 2001 (in thousands, except per share amounts):

	Quarter				
2002	1	2	3	4	Year Ended December 31,
Net service revenues	$468,471	$473,121	$484,778	$478,581	$1,904,951
Gross margin	$184,901	$183,118	$175,436	$171,280	$ 714,735
Income (loss) before income taxes	$ 14,697	$ 5,153	$ (4,954)	$(11,399)	$ 3,497
Net income (loss)	$ 9,112	$ 3,195	$ (3,072)	$ (7,067)	$ 2,168
Basic net income (loss) per share	$ .05	$ .02	$ (.02)	$ (.04)	$ .01
Diluted net income (loss) per share	$ .05	$ .02	$ (.02)	$ (.04)	$ .01

	Quarter				
2001	1	2	3	4	Year Ended December 31,
Net service revenues	$719,273	$648,404	$574,690	$510,483	$2,452,850
Gross margin	$310,986	$272,763	$230,565	$202,264	$1,016,578
Income before income taxes	$ 77,077	$ 61,128	$ 37,516	$ 20,563	$ 196,284
Net income	$ 47,557	$ 37,716	$ 23,147	$ 12,687	$ 121,107
Basic net income per share	$ .27	$ .22	$ .13	$ .07	$ .69
Diluted net income per share	$ .26	$ .21	$ .13	$ .07	$ .67

Report of Independent Accountants

To the Board of Directors and Stockholders
of Robert Half International Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002, and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Robert Half International Inc. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

As further described in Note D to the financial statements, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", became effective for calendar year filing companies on January 1, 2002. As a result, the Company ceased amortizing goodwill as of January 1, 2002, and as required by SFAS 142, amended its footnote disclosure to provide comparative pro forma information for the two years ended December 31, 2001. As discussed above, the financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. We audited the pro forma disclosures described in Note D. In our opinion, the pro forma disclosures for 2001 and 2000 in Note D are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California
January 22, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Robert Half International Inc.'s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the Company's filing on Form 10-K for the year ended December 31, 2002. This audit report was issued before the Company's adoption of SFAS 142 on January 1, 2002.

Report of Independent Public Accountants

To the Stockholders and the Board of Directors
of Robert Half International Inc.:

We have audited the accompanying consolidated statements of financial position of Robert Half International Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Half International Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California
January 18, 2002

Corporate Directory

Directors

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick-Pacific Corporation, a real estate development company

Frederick P. Furth
Senior Partner of The Furth Firm, a law firm

Edward W. Gibbons
Founding Partner of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman, President and Chief Executive Officer

Thomas J. Ryan
Chairman of the Board and Chief Executive Officer of ISU International, a franchisor of independent insurance agents

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman, Chief Financial Officer and Treasurer

Officers

Harold M. Messmer, Jr.
Chairman, President and Chief Executive Officer

M. Keith Waddell
Vice Chairman, Chief Financial Officer and Treasurer

Paul F. Gentzkow
Executive Vice President, Operations

Robert W. Glass
Senior Vice President, Corporate Development

Steven Karel
Vice President, Secretary and General Counsel

Michael Buckley
Vice President and Controller, Corporate Accounting

Diane Domeyer
Vice President and Executive Director, Technology Strategy

Reesa M. Staten
Vice President, Corporate Communications

Paula Streit
Vice President and Controller, Field Accounting

James M. Taylor
Vice President, Marketing

Kevin White
Vice President and Chief Information Officer

Corporate Headquarters

2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 356-2017
(800) 231-5469 (TDD)
www.melloninvestor.com

The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge upon written request to:

Secretary
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On December 31, 2002, there were approximately 2,010 holders of record of the common stock.

Following is a list by fiscal quarters of the sales prices of the stock, adjusted, as appropriate, to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000:

2002	High	Low
4th Quarter	$21.65	$11.94
3rd Quarter	$25.20	$15.37
2nd Quarter	$29.30	$22.00
1st Quarter	$30.90	$23.50
2001	**High**	**Low**
4th Quarter	$27.89	$18.50
3rd Quarter	$27.71	$18.60
2nd Quarter	$30.90	$20.30
1st Quarter	$27.75	$20.94

No cash dividends were paid in 2002 or 2001. The Company, as it deems appropriate, may continue to retain all earnings for use in its business or may consider paying a dividend in the future.

Robert Half International Inc. is an equal opportunity employer.

Locations Worldwide

U.S. OFFICES

ALABAMA
Birmingham

ARIZONA
Ahwatukee
Mesa
Peoria
Phoenix (2)
Scottsdale
Tucson (2)

ARKANSAS
Fayetteville
Little Rock

CALIFORNIA
Bakersfield
Carlsbad
City of Industry
Cupertino/Santa Clara
Fairfield
Fremont
Fresno
Glendale
Irvine
La Jolla
La Palma
Laguna Niguel
Long Beach
Los Angeles
Modesto
Monterey
Morgan Hill
Novato
Oakland
Ontario
Oxnard
Palm Springs
Palo Alto
Pleasanton
Rancho Cordova
Riverside
Roseville
Sacramento
San Diego
San Francisco
San Jose
San Mateo
Santa Barbara
Santa Rosa
Scripps Ranch
South San Francisco
Stockton
Temecula
Torrance
Visalia
Walnut Creek
Westlake Village
Westwood
Woodland Hills

COLORADO
Aurora
Boulder
Colorado Springs
Denver
Englewood
Fort Collins
Lakewood

CONNECTICUT
Danbury
Hartford
New Haven
Shelton
Stamford
Waterbury

DELAWARE
Wilmington

DISTRICT OF COLUMBIA
Washington

FLORIDA
Boca Raton
Brandon
Brickell
Fort Lauderdale
Fort Myers
Heathrow
Jacksonville
Kissimmee
Miami
Orlando
Sarasota
St. Petersburg
Sunrise
Tampa
West Palm Beach

GEORGIA
Alpharetta
Atlanta (4)
Gwinnett
Macon
Savannah

HAWAII
Honolulu

IDAHO
Boise

ILLINOIS
Chicago
Elgin
Fairview Heights
Gurnee
Hoffman Estates
Homewood
Naperville
Northbrook
Oakbrook Terrace
Rosemont

INDIANA
Carmel
Fort Wayne
Indianapolis (2)
Merrillville

IOWA
Cedar Rapids
Davenport
Des Moines
West Des Moines

KANSAS
* Overland Park

KENTUCKY
Fort Mitchell
Lexington
Louisville

LOUISIANA
New Orleans

MAINE
Portland

MARYLAND
Baltimore
Columbia
Frederick
Greenbelt
Rockville
Towson

MASSACHUSETTS
Boston
Braintree
Cambridge
Danvers
Lexington
Springfield
Westborough

MICHIGAN
Ann Arbor
Dearborn
Detroit/Southfield
Grand Rapids
Kalamazoo
Lakeshore
Lansing
Troy

MINNESOTA
Bloomington
Burnsville
Minneapolis
Plymouth/Minnetonka
Shoreview
St. Cloud
St. Paul

MISSOURI
Clayton
Creve Coeur
* Kansas City
St. Charles
St. Louis
Sunset Hills

NEBRASKA
Omaha

NEVADA
Las Vegas
Reno
Summerlin

NEW HAMPSHIRE
Manchester
Portsmouth

NEW JERSEY
Bridgewater
Jersey City
Mt. Laurel
Paramus
Parsippany
Princeton
Red Bank
Woodbridge

NEW MEXICO
Albuquerque
Rio Rancho

NEW YORK
Albany
Buffalo
Melville
New York (2)
Rochester
Syracuse
Uniondale
White Plains

NORTH CAROLINA
Charlotte (3)
Durham
Greensboro
Raleigh
Winston-Salem

NORTH DAKOTA
Fargo

OHIO
Akron
Beachwood
Blue Ash
Canton
Cincinnati
Cleveland
Columbus
Dayton
Easton
Fairfield
North Olmsted
Toledo
Troy
Worthington
Youngstown

OKLAHOMA
Edmond
Oklahoma City
Tulsa

OREGON
Beaverton
Eugene
Portland

PENNSYLVANIA
Harrisburg
King of Prussia
Lancaster
Lehigh Valley
Moon
Philadelphia
Pittsburgh
Reading
Trevose
Wexford

RHODE ISLAND
Providence

SOUTH CAROLINA
Charleston
Columbia
Greenville
Spartanburg

TENNESSEE
Bartlett
Chattanooga
Knoxville
Memphis (2)
Nashville

TEXAS
Alliance Gateway
Amarillo
Arlington
Austin (2)
Clear Lake
Corpus Christi
Dallas (2)
El Paso
Fort Worth
Greenspoint
Houston (3)
Irving
Lewisville
Lubbock
Midland/Odessa
Plano
Richardson
San Antonio (2)
Sugar Land
The Woodlands

UTAH
Murray
Ogden
Provo
Salt Lake City

VIRGINIA
Dulles
Newport News
Norfolk
Richmond (2)
Tysons Corner

WASHINGTON
Bellevue
Federal Way
Lynnwood
Seattle
Spokane
Tacoma

WISCONSIN
Appleton
Brookfield
Madison
Milwaukee

(*) Denotes independently owned and operated offices.

INTERNATIONAL OFFICES

AUSTRALIA
Melbourne
Parramatta
Sydney

BELGIUM
Antwerp
Brussels
Charleroi
Ghent
Hasselt
Zaventem

CANADA
Burlington
Calgary
Edmonton
Fraser Valley
Markham
Mississauga
Montreal
North York
Ottawa
Rive-Sud
Toronto
Vancouver
West Island
Winnipeg

CZECH REPUBLIC
Prague

FRANCE
Lyon
Nantes
Paris (2)
Versailles

GERMANY
Dusseldorf
Frankfurt
Munich

IRELAND
Dublin

THE NETHERLANDS
Amsterdam
Eindhoven
Rotterdam
Utrecht

NEW ZEALAND
Auckland

UNITED KINGDOM
Basingstoke
Birmingham
Bournemouth
Bristol
Edinburgh
Glasgow
Guildford
Leeds
Leicester
London (3)
Manchester
Milton Keynes
Nottingham
Portsmouth
Southampton
Swindon
Windsor
Wolverhampton

For more information, please visit www.rhi.com.

Protiviti Locations

U.S. OFFICES

ARIZONA
Phoenix

CALIFORNIA
Los Angeles
Sacramento
San Francisco
San Jose

COLORADO
Denver

FLORIDA
Fort Lauderdale
Orlando
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago

KANSAS
Kansas City

MARYLAND
Baltimore

MASSACHUSETTS
Boston

MINNESOTA
Minneapolis

MISSOURI
St. Louis

NEW YORK
New York

OHIO
Cincinnati
Cleveland

OREGON
Portland

PENNSYLVANIA
Philadelphia
Pittsburgh

TENNESSEE
Memphis

TEXAS
Dallas
Houston

UTAH
Salt Lake City

VIRGINIA
Richmond
Vienna

WASHINGTON
Seattle

WISCONSIN
Milwaukee

INTERNATIONAL OFFICES

FRANCE
Paris

JAPAN
Tokyo

SINGAPORE
Singapore

UNITED KINGDOM
London

For more information, please visit www.protiviti.com.

Accountemps®
www.accountemps.com

Robert Half® Finance & Accounting
www.roberthalf.com

Robert Half® Management Resources
www.rhmr.com

Protiviti℠
www.protiviti.com

Robert Half® Technology
www.rht.com

OfficeTeam®
www.officeteam.com

The Affiliates®
www.affiliates.com

The Creative Group®
www.creativegroup.com

RHI Robert Half International Inc.

www.rhi.com

2884 Sand Hill Road
Menlo Park, California 94025
Tel. (650) 234-6000